FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____





Teva Pharmaceutical Industries Ltd.   Eisai Co., Ltd.
Web Site: www.tevapharm.com   Web Site: www.eisai.co.jp

FOR IMMEDIATE RELEASE

Contacts:

Teva: **Eisai:**
Dan Suesskind   Public Relations Department
Chief Financial Officer   Eisai Co., Ltd.
Teva Pharmaceutical Industries Ltd.   (011) 81-3-3817-5120
(011) 972-2-589-2840

Bill Fletcher   Cathy Pollini
President and CEO   Eisai Inc.
Teva North America   (201) 287-2052
(215) 591-8800

Dorit Meltzer   Marian Cutler
Director, Investor Relations   Hill and Knowlton
Teva Pharmaceutical Industries Ltd.   (212) 885-0467
(011) 972-3-926-7554

**TEVA AND EISAI SIGN AGREEMENT FOR CO-DEVELOPMENT
OF RASAGILINE FOR ALZHEIMER'S DISEASE, AND
CO-PROMOTION FOR PARKINSON'S DISEASE, IN THE U.S.**

Jerusalem, Israel, and Tokyo, Japan, May 15, 2003 – Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) and **Eisai Co., Ltd. (Tokyo Stock Exchange/Osaka Securities Exchange: 4523)** are pleased to announce that they have entered into a long-term strategic alliance for the global co-development of rasagiline for several indications and its co-promotion in the U.S. market. The parties will initially develop rasagiline for Alzheimer's disease and will also co-promote rasagiline, once approved by the Food and Drug Administration, in the U.S. for Parkinson's disease. This co-promotion will be carried out by Eisai Inc. and Teva Neuroscience Inc. Financial terms were not disclosed.

Israel Makov, President and CEO of Teva stated: "We are very pleased to partner with Eisai, a world leader in the field of Alzheimer's. Building on the proven marketing strength of Teva Neuroscience and together with our successful partnership with Lundbeck in Europe, this new collaboration will enable us to realize the full potential of rasagiline in the field of neurology starting with Parkinson's disease and Alzheimer's disease. This agreement is consistent with our strategy to align ourselves with partners, sharing with them the challenges and the opportunities of our innovative pipeline."
"We are excited about our strategic alliance with Teva, which further demonstrates our global commitment to the therapeutic area of neurology. Our proven experience in the Alzheimer's disease arena, and Teva's R&D expertise in diseases of the central nervous system, will be of great benefit to patients as we move forward with rasagiline in the United States," said Mr. Haruo Naito, President and Chief Executive Officer of Eisai Co., Ltd.

Rasagiline, developed in cooperation between Teva and the Technion Research and Development Foundation is a novel, selective and potent irreversible monoamine oxidase type B (MAO-B) inhibitor agent. As Teva recently announced, rasagiline's Phase III clinical trials in Parkinson's disease, a central nervous system disorder that affects approximately one million Americans, have been successfully completed. Rasagiline has shown statistically significant results in these trials, which included over 1,500 patients in both early and advanced stages of the disease. Rasagiline is expected to be submitted for regulatory approval for Parkinson's disease in North America and Europe during the second half of 2003.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Close to 90% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

Eisai Co., Ltd. is a research-based *human health care* company that discovers, develops and markets products in more than 30 countries. Through a global network of research facilities, manufacturing sites and marketing subsidiaries, Eisai actively participates in all aspects of the worldwide health care system. The Company reported sales of nearly $3.9 billion in fiscal year 2002, with approximately 13 percent of sales spent for research and development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

5


By: ___/s/ Dan Suesskind_____

Name: Dan Suesskind

Title: Chief Financial Officer

Date: May 15, 2003